SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.)*
Manitex International, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
          563420 10 8
(CUSIP Number)
December 19, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
☑    Rule 13d-1(c)
[ ]    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 563420 10 8	Page 2 of 5

1	NAMES OF REPORTING PERSONS Terex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,108,156 shares of Common Stock (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,108,156 shares of Common Stock (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,156 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 563420 10 8	Page 3 of 5

Item 1(a).	Name of Issuer:
Manitex International, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:
9725 Industrial Drive
Bridgeview, Illinois 60455

Items 2(a),

(b) and (c).	Name of Person Filing, Address of Principal Business Office and Citizenship:
This Schedule 13G is being filed by Terex Corporation, a Delaware corporation
(the "Reporting Person").

The mailing address of the Reporting Person is 200 Nyala Farm Road, Westport, Connecticut 06880.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
563420 10 8

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:
1,108,156 shares of Common Stock

(b)	Percent of class:
Based on 13,822,918 shares of Common Stock outstanding as of November 5, 2014 as indicated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, plus 1,108,156 shares of Common Stock issued to the Reporting Person pursuant to the terms of that certain Common Stock and Convertible Debenture Purchase Agreement, dated October 29, 2014 between the Reporting Person and the Issuer, the Reporting Person holds approximately 7.4% of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G

CUSIP NO. 563420 10 8	Page 4 of 5

(c)    Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,108,156 shares of Common Stock

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,108,156 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of a Group.
Not applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 563420 10 8	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2015

TEREX CORPORATION

By: /s/ Eric I Cohen
Eric I Cohen Senior Vice President, Secretary and General Counsel